SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80
State Registry (NIRE) 35.3000.1683-1

SUMMARY OF THE MINUTES OF THE EIGHT HUNDRED AND FIFTY-FIFTH MEETING OF THE
BOARD OF DIRECTORS

On the 20th day of the month of December 2017, at 6:00 p.m., extraordinarily convened by the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, pursuant to the provisions of Article 12, Paragraph 4, of the Bylaws, the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP became aware of and resolved on, through electronic mail, the sole subject of the agenda: “Approval of the Conditions Applicable to the 22nd Issue of Simple Debentures”, based on the Resolution of the Executive Board No. 0307/2017, of December 20, 2017, the Internal Notice FI 069/2017, of December 18, 2017, and the powerpoint presentation, with these documents duly distributed to the Board Members and filed in the electronic folder of this meeting. Pursuant to Article 59, Paragraph 1, of Law No. 6404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and pursuant to Article 13, Items X and XIII, of the Bylaws, the conditions applicable to the 22nd issue of simple debentures, not convertible into shares, of the unsecured type, in up to three (3) series, for public distribution with restricted efforts, were unanimously approved, as set forth in CVM Instruction No. 476, of January 16, 2009, as amended (“Debentures”, “Offer” or “Issue” and “CVM Instruction No. 476”, respectively), as described below:

1.      Issuer: Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

2.      Total Amount of the Issue: The total amount of the Issue will be of seven hundred and fifty million reais (R$750,000,000.00) on the Issue Date (as defined below), subject to the possibility of partial distribution under the terms of the Debentures Indenture (“Indenture”).

3.      Number of Series: The Issue will be carried out in up to three (3) series, and the existence of each series and the number of Debentures to be allocated in each Series of the Issue will be defined according to the demand for the Debentures, as ascertained in the Bookbuilding Procedure and according to the distribution plan of the Offer. The allocation of the Debentures in the series of the Issue will be carried out in the system of communicating vessels, observing that the number of Debentures in any of the series must be deducted from the total number of Debentures, therefore limiting the number of Debentures to be allocated in the other series. The partial distribution of Debentures will be allowed, considering that the Issue of Debentures is subject to the issue of at least five hundred thousand (500,000) Debentures of the First Series (as defined below) and/or Debentures of the Second Series (as defined below), considered together. The conditions for the subscription by Professional Investors will be described in the Indenture, given the possibility of partial distribution of the Debentures, pursuant to Article 31 of CVM Instruction No. 400, of December 29, 2003, as amended. The Debentures not placed will be canceled by the Issuer, therefore the total amount of the Issue and the number of Debentures will be adjusted through an amendment to the Indenture, duly ratified by a corporate act of the Board of Directors of the Issuer, without the need for approval of the holders of the Debentures (“Debenture Holders”) gathered in a Meeting of Debenture Holders (“MDH”). The Debentures under the Offer distributed in the first series are hereinafter referred to as “Debentures of the First Series”, the Debentures under the Offer distributed in the second series are hereinafter referred to as “Debentures of the Second Series” and the Debentures under the Offer distributed in the third series are hereinafter referred to as “Debentures of the Third Series”.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

4.      Type: Unsecured.

5.      Issue Date: For all purposes and legal effects, the issue date of the Debentures will be February 15, 2018 (“Issue Date”).

6.      Type, Format and Convertibility: The Debentures will be registered and book-entry, simple, that is, not convertible into the Issuer’s shares and without the issue of caveat or certificates.

7.      Amount: Seven hundred and fifty thousand (750,000) Debentures will be issued, in up to three (3) series, and the number of Debentures to be allocated in each series will be defined according to the Bookbuilding Procedure.

8.      Unit Par Value: One thousand reais (R$1,000.00) on the Issue Date (“Unit Par Value”).

9.      Placement and Distribution Procedure: The Debentures will be subject to public distribution with restricted efforts, pursuant to the provisions of CVM Instruction No. 476, under the mixed regime of (i) firm placement guarantee to be provided by the Coordinators (as defined below), individually and not jointly, for the Debentures of the First Series and/or the Debentures of the Second Series, in the amount of five hundred million reais (R$500,000,000.00), and (ii) best placement efforts, in the amount of two hundred and fifty million reais (R$250,000,000.00), with the intermediation of institutions that are part of the securities distribution system (“Coordinators”).

10.      Bookbuilding Procedure: The Bookbuilding procedure organized by the Coordinators, without receiving reservations from Professional Investors, without minimum or maximum lots, will be adopted to verify the demand for the Debentures at different levels of interest rates (“Bookbuilding Procedure”) and to define, with the Issuer: (i) the issue of each series of the Issue; (ii) the number of Debentures to be placed in each series of the Issue; (iii) the Remuneration for the Debentures of the First Series, if Debentures of the First Series are issued, the Remuneration for the Debentures of the Second Series, if Debentures of the Second Series are issued, and the Remuneration for the Debentures of the Third Series, if Debentures of the Third Series are issued; and (iv) the total amount of the Offer, upon the cancellation of any Debentures not placed. The result of the Bookbuilding Procedure will be ratified through an amendment to the Indenture, duly ratified by a corporate act of the Board of Directors of the Issuer, without the need for approval of the Debenture Holders gathered in a MDH.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

11.      Subscription Price and Payment: The Debentures will be paid in cash and in local currency at the time of subscription in the primary market, on one or more dates, for their Unit Par Value and, in case of payment of the Debentures on more than one date, as a result of an operating error in the payment of Debentures, for those Debentures that were not paid on the first payment date (“First Payment Date”), for their Unit Par Value, plus the Remuneration, calculated pro rata temporis from the First Payment Date to the date of its actual payment, and may incur in premium or discount, using 8 (eight) decimal places, without rounding, through the Asset Distribution Module (“MDA” - Módulo de Distribuição de Ativos) managed and operated by B3 S.A. – Brasil, Bolsa, Balcão – CETIP UTVM Segment (“B3”), from the date of the beginning of the distribution of the Debentures.

12.      Price-Level Restatement: The Unit Par Value of the Debentures of the First Series and the Unit Par Value of the Debentures of the Second Series will not be subject to price-level restatement or restatement to any index. The Unit Par Value of the Debentures of the Third Series (or the balance of the Unit Par Value of the Debentures of the Third Series, as the case may be) will be restated by the accumulated variation of the National Index of Broad Consumer Prices (“IPCA” - Índice Nacional de Preços ao Consumidor Amplo), calculated and released monthly by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) from the First Payment Date to the date of its actual payment (“Price-Level Restatement”), and the proceeds of the Price-Level Restatement will be automatically incorporated to the Unit Par Value (or the balance of the Unit Par Value of the Debentures of the Third Series, as the case may be) (“Restated Par Value”). The Price-Level Restatement will be calculated pro rata temporis, per business days elapsed, according to the formula included in the Indenture.

13.      Remuneration: The Debentures will be entitled to the following Remuneration (as defined below):

(a)         Remuneration for the Debentures of the First Series: The Debentures of the First Series will be entitled to a remuneration (“Remuneration for the Debentures of the First Series”) corresponding to one hundred percent (100%) of the accumulated variation of the average daily rates of ID - Interbank Deposits of one day, over extra group (“ID Rate”), expressed as a percentage per year, based on two hundred and fifty-two (252) business days, daily calculated and released by B3 in the daily newsletter made available on its website (http://www.cetip.com.br), plus the spread or surcharge to be defined in the Bookbuilding Procedure, limited to fifty-eight hundredths percent (0.58%) per year, based on two hundred and fifty-two (252) business days. The Remuneration of the First Series will be calculated exponentially and cumulatively pro rata temporis, per business days elapsed, incurring on the Unit Par Value of the Debentures of the First Series (or balance of the Unit Par Value of the Debentures of the First Series, as the case may be), from the First Payment Date or the last Payment Date of the Remuneration, as the case may be, and paid at the end of each Yield Period (as defined below). The calculation of the Remuneration of the First Series will abide to the formula included in the Indenture.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

(b)         Remuneration for the Debentures of the Second Series: The Debentures of the Second Series will be entitled to a remuneration (“Remuneration for the Debentures of the Second Series”) corresponding to one hundred percent (100%) of the accumulated variation of the ID Rate, expressed as a percentage per year, based on two hundred and fifty-two (252) business days, daily calculated and released by B3 in the daily newsletter made available on its website (http://www.cetip.com.br), plus the spread* or surcharge to be defined in the Bookbuilding Procedure, limited to ninety hundredths percent (0.90%) per year, based on two hundred and fifty-two (252) business days. The Remuneration of the Second Series will be calculated exponentially and cumulatively pro rata temporis, per business days elapsed, incurring on the Unit Par Value of the Debentures of the Second Series (or balance of the Unit Par Value of the Debentures of the Second Series, as the case may be), from the First Payment Date or the last Payment Date of the Remuneration, as the case may be, and paid at the end of each Yield Period. The calculation of the Remuneration of the Second Series will abide to the formula included in the Indenture.

(c)         Remuneration for the Debentures of the Third Series: The Debentures of the Third Series will be entitled to a remuneration (“Remuneration of the Third Series” and, together with the Remuneration of the First Series and the Remuneration of the Second Series, “Remuneration”) corresponding to a certain percentage per year, to be defined in the Bookbuilding Procedure, in all cases limited to a higher maximum rate between: (i) one integer and ten hundredths percent (1.10%) per year, based on two hundred and fifty-two (252) business days, exponentially adding the domestic return rate of the IPCA Treasury with semiannual interest, due on August 15, 2024 (IPCA Treasury + 2024), based on the indicative quotation released by ANBIMA on its web page (http://www.anbima.com.br), to be ascertained at the close of the business day immediately preceding the date of the Bookbuilding Procedure; or (ii) six integers and fifteen hundredths percent (6.15%) per year, based on two hundred and fifty-two (252) business days. The Remuneration of the Third Series will be calculated exponentially and cumulatively pro rata temporis, per business days elapsed, incurring on the Restated Par Value of the Debentures of the Third Series, from the First Payment Date or the last Payment Date of the Remuneration, as the case may be, and paid at the end of each Yield Period. The calculation of the Remuneration of the Third Series will abide to the formula included in the Indenture.

(d)         To calculate the Remuneration of the First Series, the Remuneration of the Second Series and the Remuneration of the Third Series, the “Yield Period” is defined as the time frame starting on the First Payment Date, including this date, for the First Yield Period, or on the immediately preceding Remuneration Payment Date, including this date, for the other Yield Periods, and ending on the Remuneration Payment Date, not including this date, corresponding to the period in question.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

14.      Remuneration Payment: Except in cases of full early redemption of the Debentures of the First Series, of optional extraordinary amortization of the Debentures of the First Series, of redemption of the Debentures of the Third Series, of redemption of the Debentures of the First Series and of the Debentures of the Second Series and/or of early maturity, as set forth in the Issued Deed, the amounts concerning (i) the Remuneration of the First Series and the Remuneration of the Second Series will be paid semi-annually, always on the fifteenth day of the months of February and August of each year, with the first payment due on August 15, 2018 and the last payment due on the Maturity Date of the First Series in the case of the Debentures of the First Series and on the Maturity Date of the Second Series in the case of the Debentures of the Second Series; and (ii) the Remuneration of the Third Series will be paid annually, always on the fifteen day of the month of February of each year, with the first payment due in 2019 and the last payment due on the Maturity Date of the Third Series (each of this dates a “Remuneration Payment Date”).

15.      Term and Maturity Date: Except in cases of full early redemption of the Debentures of the First Series, os optional extraordinary amortization of the Debentures of the First Series, of redemption of the Debentures of the Third Series, of redemption of the Debentures of the First Series and of the Debentures of the Second Series and/or of early maturity, as set forth in the Issued Deed, the maturity date of the Debentures of the First Series will be in three (3) years, as of the Issue Date, that is, February 15, 2021 (“Maturity Date of the First Series”), the maturity date of the Debentures of the Second Series will be in five (5) years, as of the Issue Date, that is, February 15, 2023 (“Maturity Date of the Second Series”) and the maturity date of the Debentures of the Third Series will be in seven (7) years, as of the Issue Date, that is, February 15, 2025 (“Maturity Date of the Third Series”).

16.      Guarantee: None.

17.      Amortization of the Unit Par Value: Except in cases of full early redemption of the Debentures of the First Series, of optional extraordinary amortization of the Debentures of the First Series, of redemption of the Debentures of the Third Series, of redemption of the Debentures of the First Series and of the Debentures of the Second Series and/or of early maturity, as set forth in the Issued Deed, (i) the Unit Par Value of the Debentures of the First Series (or balance of the Unit Par Value of the of the Debentures of the First Series, as the case may be) will be paid in a single installment, being due on the Maturity Date of the First Series; (ii) the Unit Par Value of the Debentures of the Second Series will be amortized in two (2) equal installments, the first installment due on February 15, 2022 and equivalent to fifty percent (50%) of the Unit Par Value of Debentures of the Second Series, and the last installment due on the Maturity Date of the Second Series and equivalent to fifty percent (50%) of the Unit Par Value of Debentures of the Second Series; and (iii) the Restated Par Value of the Debentures of the Third Series will be amortized in two (2) installments, the first installment due on February 15, 2024 and equivalent to fifty percent (50%) of the Debentures of the Third Series and the last installment due on the Maturity Date of the Third Series and equivalent to one hundred percent (100%) of the Restated Par Value of the Debentures of the Third Series.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

18.      Payment Venue: The payments to which the Debentures are entitled will be made by the Issuer in the respective maturity date, using, as the case may be: (a) the procedures adopted by B3, for Debentures electronically held in custody at B3; and/or (b) the procedures adopted by the settlement bank for the Debentures that are not electronically held in custody at B3 (“Payment Venue”).

19.      Extension of the Terms: The terms related to the payment of any obligation related to the Debentures will be considered extended up until the first (1st) business day thereafter, if the maturity date falls on a day on which there is no commercial or banking office hours at the Payment Venue or in the City of São Paulo, State of São Paulo, without any increase in the amounts to be paid, except for cases in which the payments must be carried out through B3, in which case there will only be an extension when the payment date falls on a national holiday, Saturday and/or Sunday.

20.      Allocation of Proceeds: The proceeds from the fundraising through the Issue will be allocated to the refinancing of financial commitments maturing in 2018 and to the cash restoration of the Issuer.

21.      Deposit for Placement and Trading: The Debentures will be deposited to be: (a) distributed in the primary market through “MDA”, managed and operated by B3, with the distribution being financially settled through B3; and (b) traded in the secondary market through CETIP21 - Securities (“CETIP21”), managed and operated by B3, with the negotiations financially settled and the Debentures electronically held in custody at B3, subject to the provisions of the Indenture.

22.      Optional Acquisition: The Issuer may, at any time, acquire outstanding Debentures, observing the provisions of Article 55, Paragraph 3, of the Brazilian Corporation Law (“Optional Acquisition”). The Debentures acquired by the Issuer may be: (i) canceled, with the cancellation subject to a deliberative act of the Issuer; (ii) held in the Issuer’s treasury; or (iii) placed again in the market, subject to the trading restrictions set forth in CVM Instruction No. 476. The Debentures acquired by the Issuer to be held in treasury, if and when replaced in the market, will be entitled to the same Remuneration as the other outstanding Debentures of the respective series.

23.      Full Early Redemption: The early redemption of the Debentures of the First Series may be carried at any time, at the discretion of the Issuer, as of the eighteenth (18th) month from the Issue Date, that is, as of August 15, 2019, including this date, for all Debentures of the First Series (“Full Early Redemption of the Debentures of the First Series”). The Full Early Redemption of the Debentures of the First Series will be carried out upon the payment of the Unit Par Value of the Debentures of the First Series, plus the Remuneration of the First Series, calculated pro rata temporis from the First Payment Date or the last Remuneration Payment Date of the Debentures of the First Series, as the case may be, up until the actual date of redemption, plus a premium to holders of the Debentures of the First Series equivalent to twenty hundredths percent (0.20%) per year, for the Remaining Term, to be paid to the Debenture Holders of the First Series, according to the procedure adopted by B3 for the Debentures electronically held in custody at B3, calculated according to the formula included in the Indenture. The Debentures of the First Series will not be subject to partial early redemption. The early redemption of the Debentures of the Second Series or the Debentures of the Third Series will not be allowed.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

24.      Optional Extraordinary Amortization: The optional extraordinary amortization of the Unit Par Value of the Debentures of the First Series (or balance of the Unit Par Value of the Debentures of the First Series, as the case may be), limited to ninety percent (90%), may be carried out at any time, at the discretion of Issuer, as of the eighteenth (18th) month from the Issue Date, that is, as of August 15, 2019, including this date, for all Debentures of the First Series, proportionally (“Optional Extraordinary Amortization of the Debentures of the First Series”). The Optional Extraordinary Amortization of Debentures of the First Series will be carried out upon payment of (i) the percentage of the Unit Par Value of the Debentures of the First Series (or the Unit Par Value of the Debentures of the First Series, as the case may be) to be amortized, plus the Remuneration of the First Series calculated pro rata temporis from the First Payment Date or the Last Payment Date of the Remuneration of the Debentures of the First Series, as the case may be, up until the actual Optional Extraordinary Amortization of the Debentures of the First Series; and (ii) a premium equivalent to twenty hundredths percent (0.20%), incurring on the amount indicated in item “(i)” above, calculated according to the formula included in the Indenture. The optional extraordinary amortization of the Debentures of the Second Series or the Debentures of the Third Series will not be allowed.

25.      Charges on Arrears: Without prejudice to the Remuneration, in case of late payment of any amount due to the holders of Debentures, the delayed debts will be subject to a non-compensatory charge on arrears of two percent (2%) on the amount due and arrears interest calculated from the non-payment date up until the actual payment date, at the rate of one percent (1%) per month, on the amount thus due, regardless of notice, notification or judicial or extrajudicial injunction, in addition to the expenses incurred by the holders of the Debentures for the collection of their credits.

26.      Early Maturity Cases: The Debentures will have their early maturity declared in the cases set forth in the Indenture.

27.      Renegotiation: There will be no renegotiation of the Debentures.

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors of Sabesp

The Board of Directors also authorized the members of the Company's Executive Board, pursuant to the legal and statutory provisions, to carry out any and all acts related to the 22nd issue of simple debentures, not convertible into shares, of the unsecured type, in up to three (3) series, including, but not limited to, negotiating and entering into the Issued Deed and any amendments thereto, including the amendment to the Indenture that will ratify the Bookbuilding Procedure, as well as the agreement for the coordination, placement and public distribution with restricted efforts, under the regimes of firm guarantee and of best placement efforts, signing all the documents and, also, carrying out all other measures necessary to achieve this purpose, including being able to define the existence of 1 (one), 2 (two) or three (3) series and the number of Debentures to be allocated in each series, to establish the total amount of the Offer, to cancel Debentures that have not been placed, and to establish the remuneration of the Debentures, pursuant to item 10 above, after the ascertainment in the Bookbuilding Procedure to be carried out by the Coordinators, within the limits and parameters established herein. Finally, the Board of Directors ratified all the acts related to the 22nd issue that were previously carried out by the Executive Board.

(...)

The minutes, after approved, will be signed by the Members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Lucas Navarro Prado, Luís Eduardo Alves de Assis and Reinaldo Guerreiro.

This is a free English translation of the original minutes drawn up in the Book of Minutes of the Meetings of the Company’s Board of Directors.

São Paulo, December 21, 2017.

Benedito Pinto Ferreira Braga Junior	Marialve de S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 03, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.